Exhibit 99.9
CONSENT

TO:	Fronteer Development Group Inc.

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Québec Securities Commission
United States Securities and Exchange Commission
(collectively, the “Commissions”)

AND TO:	The Toronto Stock Exchange (the “TSX”)

RE:	Technical Reports

Reference is made to the following technical reports (collectively, the “Technical Reports”): (i) the technical report dated August 1, 2007 entitled “Technical Report on the Aği Daği Gold Property, Çanakkale Province, Turkey”, which the undersigned has prepared, together with Ian Cunningham-Dunlop; (ii) the technical report dated August 1, 2007 entitled “Technical Report on the Kirazlí Gold Property, Çanakkale Province, Republic of Turkey”, which the undersigned has prepared, together with Ian Cunningham-Dunlop; (iii) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007”, which the undersigned has prepared together with D.H.C. Wilton, Gary Giroux, Ian Cunningham-Dunlop, Jim Lincoln and Mark O’Dea; (iv) the technical report dated April 7, 2008 and amended August 28, 2008 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007 — Part II CMB Mineral Resources”, which the undersigned has prepared, together with Ian Cunningham-Dunlop; and (v) the technical report dated July 28, 2008 and amended August 8, 2008 entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008”, which the undersigned has prepared, together with Jim Ashton. The undersigned hereby consents to the use of my name and being identified as the “qualified person” in connection with references to my preparation or involvement in the preparation of the Technical Reports and the written disclosure of extracts from the Technical Reports or summaries of such Technical Reports, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 30, 2009 (the “AIF”) and the Form 40-F of the Corporation dated March 26, 2009 relating to the AIF filed with the United States Securities and Exchange Commission (the “Form 40-F”). The undersigned hereby further consents to the use of my name in connection with references to my preparation or involvement in the preparation of the Technical Reports and the written disclosure of extracts from the Technical Reports or summaries of such Technical Reports, either directly or as incorporated by reference, in the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 (the “Circular”) and the Corporation’s registration statement on Form F-8 and any amendment thereto relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”). I further consent to the inclusion in the Circular and the Registration Statement of the AIF and the Technical Reports (through the inclusion by way of incorporation by reference of the AIF and any other documents incorporated by reference in the Circular).
The undersigned further confirms that the undersigned has read the AIF, the Technical Reports, the Form 40-F and the Registration Statement and extracts from or summaries of the AIF and the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and any other documents incorporated by reference and that they each fairly and accurately represent the information in the Technical Reports for which the undersigned was responsible for preparing or supervising and that the undersigned has no reason to believe there are any misrepresentations in the information contained therein that is derived from the AIF or the Technical Reports or that is within the undersigned’s knowledge as a result of the services the undersigned has performed in connection with the AIF and the Technical Reports.
DATED this 30th day of March, 2009.

Per:	(signed) Christopher Lee
Christopher Lee, M.Sc., P.Geo.

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